CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Condensed Consolidated Balance Sheets

(millions of Canadian dollars)	December 31, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	1,267	1,097
Accounts receivable	1,324	1,458
Income taxes receivable	353	461
Inventories (note 4)	1,385	1,812
Prepaid expenses	166	89
	4,495	4,917
Exploration and evaluation assets (note 5)	1,149	1,144
Property, plant and equipment, net (note 6)	31,987	29,750
Goodwill (note 7)	746	698
Contribution receivable	—	136
Investment in joint ventures	237	153
Other assets	234	106
Total Assets	38,848	36,904
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	2,989	3,155
Asset retirement obligations (note 11)	97	210
Short-term debt (note 9)	895	—
Contribution payable due within one year	1,528	—
Long-term debt due within one year (note 9)	300	798
	5,809	4,163
Long-term debt (note 9)	4,097	3,321
Other long-term liabilities	585	271
Contribution payable	—	1,421
Deferred tax liabilities	4,814	4,942
Asset retirement obligations (note 11)	2,968	2,708
Total Liabilities	18,273	16,826
Shareholders’ equity
Common shares (note 12)	6,986	6,974
Preferred shares (note 12)	534	291
Retained earnings	12,666	12,615
Other reserves	389	198
Total Shareholders’ Equity	20,575	20,078
Total Liabilities and Shareholders’ Equity	38,848	36,904
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 1

Condensed Consolidated Statements of Income (Loss)

	Three months ended		Year ended
	December 31,		December 31,
(millions of Canadian dollars, except share data)	2014	2013	2014	2013
Gross revenues	5,853	6,056	25,052	23,869
Royalties	(178)	(215)	(1,030)	(864)
Marketing and other	22	76	70	312
Revenues, net of royalties	5,697	5,917	24,092	23,317
Expenses
Purchases of crude oil and products	3,842	3,904	14,409	14,067
Production and operating expenses	786	710	3,119	2,845
Selling, general and administrative expenses	134	145	462	506
Depletion, depreciation, amortization and impairment (note 6)	1,704	918	4,010	3,005
Exploration and evaluation expenses	113	28	214	246
Other – net	(69)	(87)	(56)	(87)
	6,510	5,618	22,158	20,582
Earnings (loss) from operating activities	(813)	299	1,934	2,735
Share of equity investment	8	(5)	(6)	(10)
Financial items (note 10)
Net foreign exchange gains	35	13	81	21
Finance income	(1)	15	8	51
Finance expenses	(59)	(34)	(233)	(169)
	(25)	(6)	(144)	(97)
Earnings (loss) before income taxes	(830)	288	1,784	2,628
Provisions for (recovery of) income taxes
Current	55	93	717	589
Deferred	(282)	18	(191)	210
	(227)	111	526	799
Net earnings (loss)	(603)	177	1,258	1,829
Earnings (loss) per share (note 12)
Basic	(0.62)	0.18	1.26	1.85
Diluted	(0.65)	0.18	1.20	1.85
Weighted average number of common shares outstanding (note 12)
Basic (millions)	983.7	983.4	983.6	983.0
Diluted (millions)	983.7	984.8	985.3	983.6
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three months ended		Year ended
	December 31,		December 31,
(millions of Canadian dollars)	2014	2013	2014	2013
Net earnings (loss)	(603)	177	1,258	1,829
Other comprehensive income (loss)
Items that will not be reclassified into earnings, net of tax:
Remeasurements of pension plans	(13)	20	(14)	20
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges (note 13)	(1)	9	(14)	36
Exchange differences on translation of foreign operations	181	190	465	361
Hedge of net investment (note 13)	(100)	(97)	(260)	(180)
Other comprehensive income	67	122	177	237
Comprehensive income (loss)	(536)	299	1,435	2,066
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
				Other Reserves
(millions of Canadian dollars)	Common Shares	Preferred Shares	Retained Earnings	Foreign Currency Translation	Hedging	Total Shareholders’ Equity
Balance as at December 31, 2012	6,939	291	11,950	(20)	1	19,161
Net earnings	—	—	1,829	—	—	1,829
Other comprehensive income (loss)
Remeasurements of pension plans (net of tax of $7 million)	—	—	20	—	—	20
Derivatives designated as cash flow hedges (net of tax of $13 million) (note 13)	—	—	—	—	36	36
Exchange differences on translation of foreign operations (net of tax of $58 million)	—	—	—	361	—	361
Hedge of net investment (net of tax of $27 million) (note 13)	—	—	—	(180)	—	(180)
Total comprehensive income	—	—	1,849	181	36	2,066
Transactions with owners recognized directly in equity:
Stock dividends paid (note 12)	8	—	—	—	—	8
Stock options exercised	27	—	—	—	—	27
Dividends declared on common shares (note 12)	—	—	(1,180)	—	—	(1,180)
Dividends declared on preferred shares (note 12)	—	—	(13)	—	—	(13)
Change in accounting policy	—	—	9	—	—	9
Balance as at December 31, 2013	6,974	291	12,615	161	37	20,078
Net earnings	—	—	1,258	—	—	1,258
Other comprehensive income (loss)
Remeasurements of pension plans (net of tax of $4 million)	—	—	(14)	—	—	(14)
Derivatives designated as cash flow hedges (net of tax of $5 million) (note 13)	—	—	—	—	(14)	(14)
Exchange differences on translation of foreign operations (net of tax of $109 million)	—	—	—	465	—	465
Hedge of net investment (net of tax of $39 million) (note 13)	—	—	—	(260)	—	(260)
Total comprehensive income (loss)	—	—	1,244	205	(14)	1,435
Transactions with owners recognized directly in equity:
Preferred shares issuance (note 12)	—	250	—	—	—	250
Share issue costs (note 12)	—	(7)	—	—	—	(7)
Stock dividends paid (note 12)	11	—	—	—	—	11
Stock options exercised (note 12)	1	—	—	—	—	1
Dividends declared on common shares (note 12)	—	—	(1,180)	—	—	(1,180)
Dividends declared on preferred shares (note 12)	—	—	(13)	—	—	(13)
Balance as at December 31, 2014	6,986	534	12,666	366	23	20,575
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Cash Flows

	Three months ended		Year ended
	December 31,		December 31,
(millions of Canadian dollars)	2014	2013	2014	2013
Operating activities
Net earnings (loss)	(603)	177	1,258	1,829
Items not affecting cash:
Accretion (note 10)	32	31	134	125
Depletion, depreciation, amortization and impairment (note 6)	1,704	918	4,010	3,005
Inventory write-down to net realizable value (note 4)	202	—	211	—
Exploration and evaluation expenses (note 5)	1	2	6	10
Deferred income taxes	(282)	18	(191)	210
Foreign exchange	93	2	71	11
Stock-based compensation (note 12)	(19)	73	(17)	105
Gain on sale of assets	(1)	(3)	(36)	(27)
Other	18	(75)	89	(46)
Settlement of asset retirement obligations (note 11)	(54)	(50)	(167)	(142)
Income taxes paid	(135)	(81)	(661)	(433)
Interest received	1	5	7	19
Change in non-cash working capital (note 8)	627	(188)	871	(21)
Cash flow – operating activities	1,584	829	5,585	4,645
Financing activities
Long-term debt issuance	—	—	829	—
Long-term debt repayment (note 9)	—	—	(814)	—
Settlement of interest rate swaps	—	—	33	—
Commercial paper issuance (note 9)	295	—	895	—
Proceeds from preferred share issuance, net of share issue costs (note 12)	243	—	243	—
Proceeds from exercise of stock options (note 12)	—	1	1	27
Dividends on common shares (note 12)	(292)	(292)	(1,169)	(1,171)
Dividends on preferred shares (note 12)	(3)	(3)	(13)	(13)
Interest paid	(92)	(82)	(284)	(243)
Contribution receivable receipt	—	119	143	520
Other	46	12	97	53
Change in non-cash working capital (note 8)	8	(12)	33	(19)
Cash flow – financing activities	205	(257)	(6)	(846)
Investing activities
Capital expenditures	(1,419)	(1,537)	(5,023)	(5,028)
Proceeds from asset sales	37	5	66	37
Contribution payable payment	(23)	(23)	(106)	(87)
Other	5	15	(27)	(8)
Change in non-cash working capital (note 8)	(44)	456	(333)	364
Cash flow – investing activities	(1,444)	(1,084)	(5,423)	(4,722)
Increase (decrease) in cash and cash equivalents	345	(512)	156	(923)
Effect of exchange rates on cash and cash equivalents	29	2	14	(5)
Cash and cash equivalents at beginning of period	893	1,607	1,097	2,025
Cash and cash equivalents at end of period	1,267	1,097	1,267	1,097
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Note 1Description of Business and Segmented Disclosures
Management has identified segments for the business of Husky Energy Inc. (“Husky” or “the Company”) based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.
Upstream includes exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids(Exploration and Production) and marketing of the Company’s and other producers’ crude oil, natural gas, natural gas liquids, sulphur and petroleum coke, pipeline transportation, the blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). The Company’s Upstream operations are located primarily in Western Canada, offshore East Coast of Canada, offshore China and offshore Indonesia.
Downstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (Upgrading), refining in Canada of crude oil, marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian Refined Products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing).

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 6

Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
Three months ended December 31,	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Gross revenues	1,890	1,734	638	457	2,528	2,191	475	484	945	1,288	2,504	2,690	3,924	4,462	(599)	(597)	5,853	6,056
Royalties	(178)	(215)	—	—	(178)	(215)	—	—	—	—	—	—	—	—	—	—	(178)	(215)
Marketing and other	—	—	22	76	22	76	—	—	—	—	—	—	—	—	—	—	22	76
Revenues, net of royalties	1,712	1,519	660	533	2,372	2,052	475	484	945	1,288	2,504	2,690	3,924	4,462	(599)	(597)	5,697	5,917
Expenses
Purchases of crude oil and products	20	29	604	438	624	467	380	362	782	1,129	2,655	2,543	3,817	4,034	(599)	(597)	3,842	3,904
Production and operating expenses	540	502	10	2	550	504	48	45	67	59	121	102	236	206	—	—	786	710
Selling, general and administrative expenses	22	44	3	3	25	47	2	2	14	6	2	—	18	8	91	90	134	145
Depletion, depreciation, amortization and impairment	1,553	791	6	2	1,559	793	29	25	27	23	68	60	124	108	21	17	1,704	918
Exploration and evaluation expenses	113	28	—	—	113	28	—	—	—	—	—	—	—	—	—	—	113	28
Other – net	(71)	(63)	(1)	(2)	(72)	(65)	3	(23)	—	1	—	—	3	(22)	—	—	(69)	(87)
Earnings (loss) from operating activities	(465)	188	38	90	(427)	278	13	73	55	70	(342)	(15)	(274)	128	(112)	(107)	(813)	299
Share of equity investment	8	(5)	—	—	8	(5)	—	—	—	—	—	—	—	—	—	—	8	(5)
Financial items
Net foreign exchange gains	—	1	—	—	—	1	—	—	—	—	—	—	—	—	35	12	35	13
Finance income	(2)	2	—	—	(2)	2	—	—	—	—	—	—	—	—	1	13	(1)	15
Finance expenses	(40)	(27)	—	—	(40)	(27)	—	(1)	(1)	(1)	(1)	(1)	(2)	(3)	(17)	(4)	(59)	(34)
Earnings (loss) before income taxes	(499)	159	38	90	(461)	249	13	72	54	69	(343)	(16)	(276)	125	(93)	(86)	(830)	288
Provisions for (recovery of) income taxes
Current	52	54	36	43	88	97	1	6	18	11	(77)	(43)	(58)	(26)	25	22	55	93
Deferred	(177)	(13)	(26)	(20)	(203)	(33)	3	13	(5)	6	(50)	38	(52)	57	(27)	(6)	(282)	18
Total income tax provision (recovery)	(125)	41	10	23	(115)	64	4	19	13	17	(127)	(5)	(110)	31	(2)	16	(227)	111
Net earnings (loss)	(374)	118	28	67	(346)	185	9	53	41	52	(216)	(11)	(166)	94	(91)	(102)	(603)	177
Intersegment revenues	488	270	—	—	488	270	66	141	45	186	—	—	111	327	—	—	599	597
Expenditures on exploration and evaluation assets(3)	104	149	—	—	104	149	—	—	—	—	—	—	—	—	—	—	104	149
Expenditures on property, plant and equipment(3)	1,032	1,131	98	41	1,130	1,172	14	43	31	32	118	99	163	174	22	42	1,315	1,388

(1)	Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.

(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.

(3)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 7

Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
Year ended December 31,	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Gross revenues	8,634	7,333	2,202	2,134	10,836	9,467	2,212	2,023	4,020	3,737	10,663	10,728	16,895	16,488	(2,679)	(2,086)	25,052	23,869
Royalties	(1,030)	(864)	—	—	(1,030)	(864)	—	—	—	—	—	—	—	—	—	—	(1,030)	(864)
Marketing and other	—	—	70	312	70	312	—	—	—	—	—	—	—	—	—	—	70	312
Revenues, net of royalties	7,604	6,469	2,272	2,446	9,876	8,915	2,212	2,023	4,020	3,737	10,663	10,728	16,895	16,488	(2,679)	(2,086)	24,092	23,317
Expenses
Purchases of crude oil and products	96	91	2,056	2,004	2,152	2,095	1,676	1,378	3,319	3,134	9,941	9,546	14,936	14,058	(2,679)	(2,086)	14,409	14,067
Production and operating expenses	2,172	2,016	32	21	2,204	2,037	180	161	263	227	472	420	915	808	—	—	3,119	2,845
Selling, general and administrative expenses	253	240	8	12	261	252	9	7	44	26	9	4	62	37	139	217	462	506
Depletion, depreciation, amortization and impairment	3,434	2,515	25	20	3,459	2,535	108	96	102	90	268	233	478	419	73	51	4,010	3,005
Exploration and evaluation expenses	214	246	—	—	214	246	—	—	—	—	—	—	—	—	—	—	214	246
Other – net	(60)	(35)	(2)	(3)	(62)	(38)	11	(27)	—	(5)	—	—	11	(32)	(5)	(17)	(56)	(87)
Earnings (loss) from operating activities	1,495	1,396	153	392	1,648	1,788	228	408	292	265	(27)	525	493	1,198	(207)	(251)	1,934	2,735
Share of equity investment	(6)	(10)	—	—	(6)	(10)	—	—	—	—	—	—	—	—	—	—	(6)	(10)
Financial items
Net foreign exchange gains	—	—	—	—	—	—	—	—	—	—	—	—	—	—	81	21	81	21
Finance income	(1)	4	—	—	(1)	4	—	—	—	—	—	—	—	—	9	47	8	51
Finance expenses	(151)	(107)	—	—	(151)	(107)	(1)	(7)	(5)	(5)	(3)	(3)	(9)	(15)	(73)	(47)	(233)	(169)
Earnings (loss) before income taxes	1,337	1,283	153	392	1,490	1,675	227	401	287	260	(30)	522	484	1,183	(190)	(230)	1,784	2,628
Provisions for (recovery of) income taxes
Current	386	162	99	222	485	384	47	19	80	65	1	18	128	102	104	103	717	589
Deferred	(41)	169	(60)	(122)	(101)	47	12	85	(7)	1	(12)	165	(7)	251	(83)	(88)	(191)	210
Total income tax provision (recovery)	345	331	39	100	384	431	59	104	73	66	(11)	183	121	353	21	15	526	799
Net earnings (loss)	992	952	114	292	1,106	1,244	168	297	214	194	(19)	339	363	830	(211)	(245)	1,258	1,829
Intersegment revenues	2,229	1,714	—	—	2,229	1,714	249	172	201	200	—	—	450	372	—	—	2,679	2,086
Expenditures on exploration and evaluation assets(3)	326	575	—	—	326	575	—	—	—	—	—	—	—	—	—	—	326	575
Expenditures on property, plant and equipment(3)	3,863	3,689	211	96	4,074	3,785	50	205	86	109	374	220	510	534	113	134	4,697	4,453
As at December 31,
Total exploration and evaluation assets and property, plant and equipment, net	25,446	23,833	755	585	26,201	24,418	1,120	1,175	1,289	1,286	4,233	3,763	6,642	6,224	293	252	33,136	30,894
Total assets	26,035	24,653	1,969	1,670	28,004	26,323	1,243	1,355	1,676	1,788	5,788	5,537	8,707	8,680	2,137	1,901	38,848	36,904
(1) Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.
(2) Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3) Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

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Note 2Basis of Presentation
The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s 2013 Annual Report.
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2013, except for the newly issued standards and amendments as discussed below.
Certain prior period amounts have been reclassified to conform with current presentation.
These condensed interim consolidated financial statements were approved by the Chair of the Audit Committee and Chief Executive Officer on February 11, 2015.
Note 3Significant Accounting Policies
Changes in Accounting Policy
The IASB issued amendments to IAS 36, “Impairment of Assets” which was adopted by the Company on January 1, 2014. The amendments require disclosure of information about the recoverable amount of impaired assets. The adoption of this amended standard had no impact on the Company's condensed interim consolidated financial statements.
The IASB issued International Financial Reporting Interpretations Committee Interpretation ("IFRIC") 21, “Levies” which was adopted by the Company on January 1, 2014. The IFRIC clarifies that an entity should recognize a liability for a levy when the activity that triggers payment occurs. The adoption of this interpretation had no impact on the Company's condensed interim consolidated financial statements.
Recent Accounting Standards
The IASB issued IFRS 9 “Financial Instruments” to replace IAS 39 which provides a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. The standard is effective for the Company for annual periods beginning on January 1, 2018, with required retrospective application and early adoption permitted. The Company intends to retrospectively adopt the standard on January 1, 2018. The adoption of the standard is not expected to have a material impact on the Company's annual consolidated financial statements.
The IASB issued IFRS 15 “Revenue from Contracts with Customers” to replace IAS 18 which establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The standard is effective for the Company for annual periods beginning on January 1, 2017, with required retrospective application and early adoption permitted. The Company intends to retrospectively adopt the standard on January 1, 2017. The Company is assessing the impact of this standard and does not expect it to have a material impact on the Company's annual consolidated financial statements.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 9

Note 4Inventories

Inventories
($ millions)	December 31, 2014	December 31, 2013
Crude oil, natural gas and sulphur (1)	419	634
Refined petroleum products (1)	522	608
Trading inventories measured at fair value	286	421
Materials, supplies and other	158	149
	1,385	1,812
(1) Prior year amounts have been reclassified to conform with current year presentation
Impairment of inventory to net realizable value for the year ended December 31, 2014 was $211 million (December 31, 2013 – $1 million), as a result of declining market benchmark prices. During 2014, there were no inventory impairment reversals (2013 – nil).

Trading inventories measured at fair value less costs to sell consist of natural gas inventories and crude oil inventories. The fair value measurement incorporates exit commodity prices and adjustments for quality and location. Refer to Note 13.
Note 5Exploration and Evaluation Assets

Exploration and Evaluation Assets ($ millions)
December 31, 2013	1,144
Additions	341
Transfers to oil and gas properties (note 6)	(352)
Expensed exploration expenditures previously capitalized	(6)
Exchange adjustments	22
December 31, 2014	1,149

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 10

Note 6Property, Plant and Equipment

Property, Plant and Equipment ($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
December 31, 2013	43,081	1,080	2,221	5,676	2,450	54,508
Additions	4,274	216	50	413	163	5,116
Acquisitions	123	—	—	—	—	123
Transfers from exploration and evaluation (note 5)	352	—	—	—	—	352
Transfers between categories	(3)	2	—	1	—	—
Changes in asset retirement obligations	128	(2)	3	15	23	167
Disposals and derecognition	(281)	—	—	(13)	(4)	(298)
Exchange adjustments	300	—	—	469	—	769
December 31, 2014	47,974	1,296	2,274	6,561	2,632	60,737
Accumulated depletion, depreciation, amortization and impairment
December 31, 2013	(20,408)	(479)	(1,046)	(1,574)	(1,251)	(24,758)
Depletion, depreciation, amortization and impairment(1)	(3,400)	(47)	(108)	(288)	(145)	(3,988)
Transfers between categories	2	(1)	—	(1)	—	—
Disposals and derecognition	176	—	—	10	2	188
Exchange adjustments	(57)	—	—	(135)	—	(192)
December 31, 2014	(23,687)	(527)	(1,154)	(1,988)	(1,394)	(28,750)
Net book value
December 31, 2013	22,673	601	1,175	4,102	1,199	29,750
December 31, 2014	24,287	769	1,120	4,573	1,238	31,987
(1) Depletion, depreciation, amortization and impairment for the year ended December 31, 2014 does not include an amortization recovery of research and development assets of nil (2013 - recovery of $1 million) and an exchange adjustment of $22 million (2013 – $1 million).

Included in depletion, depreciation, amortization and impairment expense in the fourth quarter of 2014 is a non-cash impairment charge of $838 million (2013 - $275 million) on conventional oil and natural gas assets located in Western Canada in the Upstream segment. The impairment charge, attributed to the Rainbow Development and Northern cash generating units ("CGUs"), was the result of declines in estimated short and long-term crude oil and natural gas prices. The recoverable amount was $1,630 million for the Rainbow Development and $131 million for Northern as at December 31, 2014 and was estimated based on value-in-use methodology using estimated discounted cash flows based on proved plus probable reserves and discounted using an average pre-tax discount rate of 8% (2013 - 8%).

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 11

Note 7    Goodwill

Goodwill
($ millions)	2014	2013
Beginning of year	698	663
Exchange adjustments	48	35
End of year	746	698
As at December 31, 2014, goodwill related primarily to the Lima Refinery CGU included in the Downstream segment with the remaining balance allocated to various Upstream CGUs located in Western Canada. For impairment testing purposes, the recoverable amount of the Lima Refinery CGU was estimated using value-in-use methodology based on cash flows expected over a 40-year period and discounted using a pre-tax discount rate of 8% (2013 – 8%). The discount rate was determined in relation to the Company’s incremental borrowing rate adjusted for risks specific to the refinery.  Cash flow projections for the initial five-year period are based on budgeted future cash flows and inflated by a 2% long-term growth rate for the remaining 35-year period. The inflation rate was based upon an average expected inflation rate for the U.S. of 2% (2013 – 2%).  At December 31, 2014, the recoverable amount exceeded the carrying amount of the relevant CGUs. The value-in-use calculation for the Lima Refinery CGU is particularly sensitive to changes in discount rates, forecasted crack spreads and refining margins. The values assigned to key assumptions reflect past experience from both internal and external sources.
Note 8Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital ($ millions)	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Decrease (increase) in non-cash working capital
Accounts receivable	423	(260)	964	200
Inventories	394	460	191	30
Prepaid expenses	(25)	4	(76)	(22)
Accounts payable and accrued liabilities	(201)	52	(508)	116
Change in non-cash working capital	591	256	571	324
Relating to:
Operating activities	627	(188)	871	(21)
Financing activities	8	(12)	33	(19)
Investing activities	(44)	456	(333)	364

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Note 9Debt and Credit Facilities

Short-term Debt ($ millions)	December 31, 2014	December 31, 2013
Commercial paper (1)	895	—
(1) On September 15, 2014, the Company launched a commercial paper program in Canada. The commercial paper is supported by the Company's syndicated credit facilities and the Company is authorized to issue commercial paper up to a maximum of $1.0 billion having a term not to exceed 365 days. The weighted average interest rate as at December 31, 2014 was 1.24% per annum.

		Canadian $ Amount		U.S. $ Denominated
Long-term Debt ($ millions)	Maturity	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Long-term debt
3.75% medium-term notes	2015	—	300	—	—
7.55% debentures(1)	2016	232	213	200	200
6.20% notes(1)	2017	348	319	300	300
6.15% notes(1)	2019	348	319	300	300
7.25% notes(1)	2019	870	798	750	750
5.00% medium-term notes	2020	400	400	—	—
3.95% senior unsecured notes(1)	2022	580	532	500	500
4.00% senior unsecured notes(1)	2024	870	—	750	—
6.80% notes(1)	2037	449	411	387	387
Debt issue costs(2)		(26)	(21)	—	—
Unwound interest rate swaps (note 13)		26	50	—	—
Long-term debt		4,097	3,321	3,187	2,437
Long-term debt due within one year
5.90% notes	2014	—	798	—	750
3.75% medium-term notes	2015	300	—	—	—
		300	798	—	750

(1)	A portion of the Company’s U.S. $ denominated debt is designated as a hedge of the Company’s net investment in its U.S. refining operations. Refer to Note 13.

(2)	Calculated using the effective interest rate method.
On October 31, 2013 and November 1, 2013, Husky filed a universal short form base shelf prospectus (the "U.S. Shelf Prospectus") with the Alberta Securities Commission and the U.S. Securities and Exchange Commission, respectively, that enables the Company to offer up to U.S. $3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the United States up to and including November 30, 2015.
On March 17, 2014, the Company issued U.S. $750 million, equivalent to $829 million in Canadian dollars, of 4.00 percent notes due April 15, 2024 under the U.S. Shelf Prospectus. The notes are redeemable at the option of the Company at any time, subject to a make whole premium if the notes are redeemed prior to the three month period prior to maturity. Interest is payable semi-annually. The notes are unsecured and unsubordinated and rank equally with all of the Company's other unsecured and unsubordinated indebtedness.
On June 15, 2014, the Company repaid the maturing 5.90 percent notes issued under a trust indenture dated September 11, 2007. The amount paid to noteholders was U.S. $772 million, including U.S. $22 million of interest, equivalent to $839 million in Canadian dollars, including interest of $25 million.
On June 19, 2014, the limit of the $1.6 billion revolving syndicated credit facility, previously set to expire on August 31, 2014, was increased to $1.63 billion and the maturity date was extended to June 19, 2018. The Company also increased the limit on one of the operating facilities from $50 million to $100 million.

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Note 10Financial Items

Financial Items ($ millions)	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Foreign exchange
Gains (losses) on translation of U.S. dollar denominated long-term debt	(10)	—	7	(11)
Gains on contribution receivable	—	6	6	27
Gains on non-cash working capital	17	14	42	33
Other foreign exchange gains (losses)	28	(7)	26	(28)
Net foreign exchange gains	35	13	81	21
Finance income
Contribution receivable	—	2	1	22
Interest income	—	5	7	19
Other	(1)	8	—	10
Finance income	(1)	15	8	51
Finance expenses
Long-term debt	(66)	(59)	(267)	(233)
Contribution payable	(22)	(20)	(85)	(80)
Other	(3)	1	(5)	3
	(91)	(78)	(357)	(310)
Interest capitalized(1)	64	75	258	266
	(27)	(3)	(99)	(44)
Accretion of asset retirement obligations (note 11)	(32)	(30)	(133)	(118)
Accretion of other liabilities (note 13)	—	(1)	(1)	(7)
Finance expenses	(59)	(34)	(233)	(169)
	(25)	(6)	(144)	(97)
(1) Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 6% (2013 – 6%).

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Note 11Asset Retirement Obligations
At December 31, 2014, the estimated total undiscounted inflation-adjusted amount required to settle the Company's Asset Retirement Obligations ("ARO") was $15.5 billion (December 31, 2013 – $12.3 billion). These obligations will be settled based on the useful lives of the underlying assets, which currently extend an average of 52 years into the future. This amount has been discounted using credit-adjusted risk-free rates of 2.9% to 4.8% (December 31, 2013 – 3.1% to 5.3%). Obligations related to environmental remediation and cleanup of oil and gas producing assets are included in the estimated ARO.
The change in estimates in 2014 is related to lower average discount rates, increased cost estimates and asset growth. This is partially offset by a revision of the timing of future ARO cash flows.
While the provision is based on management's best estimates of future costs, discount rates, and the economic lives of the assets, there is uncertainty regarding the amount and timing of incurring these costs.
A reconciliation of the carrying amount of asset retirement obligations at December 31, 2014 is set out below:

Asset Retirement Obligations ($ millions)
December 31, 2013	2,918
Additions	48
Liabilities settled	(167)
Liabilities disposed	(8)
Change in discount rate	279
Change in estimates	(156)
Exchange adjustment	18
Accretion (note 10)	133
December 31, 2014	3,065
Expected to be incurred within one year	97
Expected to be incurred beyond one year	2,968

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Note 12     Share Capital
Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2013	983,379,074	6,974
Stock dividends	315,419	11
Options exercised	43,569	1
December 31, 2014	983,738,062	6,986
During the three months and year ended December 31, 2014, the Company declared dividends of $0.30 and $1.20 per common share (three months and year ended December 31, 2013 – $0.30 and $1.20 per common share), resulting in total dividends of $295 million and $1,180 million (three months and year ended December 31, 2013 – $295 million and $1,180 million), respectively. At December 31, 2014, $295 million, including $292 million in cash and $3 million in common shares (December 31, 2013 – $295 million, including $291 million in cash and $4 million in common shares), was payable to shareholders on account of dividends declared. Of the $1,180 million paid to shareholders during the year ended December 31, 2014, $11 million was paid in common shares (December 31, 2013 – $1,180 million, including $8 million in common shares).
Preferred Shares

Preferred Shares	Number of Shares	Amount ($ millions)
Cumulative Redeemable Preferred Shares, Series 1 issued, net of share issue costs	12,000,000	291
Cumulative Redeemable Preferred Shares, Series 3 issued, net of share issue costs	10,000,000	243
December 31, 2014	22,000,000	534
During the three months and year ended December 31, 2014, the Company declared dividends of $3 million and $13 million (three months and year ended December 31, 2013 – $3 million and $13 million), respectively, on the Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”). There were no amounts payable as dividends on the Series 1 Preferred Shares at December 31, 2014 (December 31, 2013 – nil). During the three months and year ended December 31, 2014, $3 million and $13 million were paid as dividends on the Series 1 Preferred Shares (three months and year ended December 31, 2013 – $3 million and $13 million), respectively.
On December 9, 2014, the Company issued 10 million Cumulative Redeemable Preferred Shares, Series 3 (the "Series 3 Preferred Shares") at a price of $25.00 per share for aggregate gross proceeds of $250 million by way of a prospectus supplement dated December 2, 2014, under the Canadian short form base prospectus dated December 31, 2012. Net proceeds after share issue costs were $243 million. Holders of the Series 3 Preferred Shares are entitled to receive a cumulative quarterly fixed dividend yielding 4.50 percent annually for the initial period ending December 31, 2019 as declared by the Company. Thereafter, the dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.13 percent. Holders of Series 3 Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Preferred Shares, Series 4 (the "Series 4 Preferred Shares"), subject to certain conditions, on December 31, 2019 and on December 31 every five years thereafter. Holders of the Series 4 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.13 percent.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 16

Stock-based Compensation
The following table summarizes the total stock based compensation recognized in selling, general and administrative expenses in the condensed consolidated statements of income for the Company's stock option plan and Performance Share Units ("PSU") for the three months and year ended December 31, 2014 and 2013:

Stock-based Compensation ($ millions)	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Stock option plan	(22)	66	(39)	83
PSU	3	7	22	22
Stock-based compensation expense (recovery)	(19)	73	(17)	105
Earnings (loss) per Share

Earnings (loss) per Share ($ millions)	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Net earnings (loss)	(603)	177	1,258	1,829
Effect of dividends declared on preferred shares in the period	(3)	(3)	(13)	(13)
Net earnings (loss) - basic	(606)	174	1,245	1,816
Dilutive effect of accounting for stock options as equity-settled(1)	(30)	—	(65)	—
Net earnings (loss) - diluted	(636)	174	1,180	1,816

(millions)
Weighted average common shares outstanding - basic	983.7	983.4	983.6	983.0
Effect of dilutive stock options and stock dividends declared	—	1.4	1.7	0.6
Weighted average common shares outstanding - diluted	983.7	984.8	985.3	983.6

Earnings (loss) per share – basic ($/share)	(0.62)	0.18	1.26	1.85
Earnings (loss) per share – diluted ($/share)	(0.65)	0.18	1.20	1.85

(1)
Stock-based compensation recovery was $22 million and $39 million based on cash-settlement for the three months and year ended December 31, 2014 (three months and year ended December 31, 2013 – expense of $66 million and $83 million), respectively. Stock-based compensation expense would have been $8 million and $26 million based on equity-settlement for the three months and year ended December 31, 2014 (three months and year ended December 31, 2013 – expense of $6 million and $29 million), respectively. For the three months and year ended December 31, 2014, equity-settlement of stock options was used to calculate diluted earnings per share as it was considered more dilutive than cash-settlement.

For the three months and year ended December 31, 2014, 27 million and 19 million tandem options (three months and year ended December 31, 2013 – 27 million and 26 million tandem options), respectively, were excluded from the calculation of diluted earnings per share as these options were anti-dilutive. For the three months and year ended December 31, 2014, there were no tandem performance options (three months and year ended December 31, 2013 – 96,150 anti-dilutive tandem performance options) excluded from the calculation of diluted earnings per share as these options expired during the year ended December 31, 2014.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 17

Note 13Financial Instruments and Risk Management
Financial Instruments
The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, short-term debt, long-term debt, contribution payable, inventories measured at fair value, other assets and other long-term liabilities.
The following table summarizes the Company's financial instruments that are carried at fair value in the consolidated balance sheets:

Financial Instruments at Fair Value ($ millions)	As at December 31, 2014	As at December 31, 2013
Commodity contracts – fair value through profit or loss ("FVTPL")
Natural gas(1)	(5)	32
Crude oil(2)	4	41
Foreign currency contracts – FVTPL
Foreign currency forwards	(1)	—
Other assets – FVTPL	2	2
Contingent consideration	(40)	(60)
Hedging instruments(3)
Derivatives designated as a cash flow hedge(4)	—	37
Hedge of net investment(5)	(353)	(93)
	(393)	(41)

(1)
Natural gas contracts include a $12 million decrease as at December 31, 2014 (December 31, 2013 – $27 million increase) to the fair value of held-for-trading inventory, recognized in the condensed consolidated balance sheets, related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $87 million at December 31, 2014.

(2)
Crude oil contracts include a $21 million decrease at December 31, 2014 (December 31, 2013 – $49 million increase) to the fair value of held-for-trading inventory, recognized in the condensed consolidated balance sheets, related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $199 million at December 31, 2014.

(3)	Hedging instruments are presented net of tax.

(4)	Forward starting swaps previously designated as a cash flow hedge were discontinued during the first quarter of 2014.

(5)	Represents the translation of the Company's U.S. dollar denominated long-term debt designated as a hedge of the Company's net investment in its U.S. refining operations.
The Company's other financial instruments that are not related to derivatives, contingent consideration or hedging activities are included in cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, short-term debt, long-term debt, other long-term liabilities and contribution payable. These financial instruments are classified as loans and receivables or other financial liabilities and are carried at amortized cost. Excluding long-term debt, the carrying values of these financial instruments and cash and cash equivalents approximate their fair values.
The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information such as treasury rates and credit spreads are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. The estimated fair value of long-term debt at December 31, 2014 was $4.8 billion (December 31, 2013 – $4.6 billion).
The Company’s financial assets and liabilities that are recorded at fair value on a recurring basis have been categorized into one of three categories based upon the fair value hierarchy. Level 1 fair value measurements are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair value measurements of assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 fair value measurements are based on inputs that are unobservable and significant to the overall fair value measurement.
The estimation of the fair value of commodity derivatives and held-for-trading inventories incorporates forward prices and adjustments for quality and location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability. The estimation of the fair value of the net investment hedge incorporates foreign exchange rates and market interest rates from financial institutions. All financial assets and liabilities are classified as Level 2 measurements with the exception of contingent consideration payments.

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During the three months and year ended December 31, 2014, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.
Contingent consideration payments, based on the average differential between heavy and synthetic crude oil prices, are classified as Level 3 fair value measurements and included in accounts payable and accrued liabilities. The fair value of the contingent consideration is determined through forecasts of synthetic crude oil volumes, crude oil prices, and forward price differentials deemed specific to the Company’s Upgrader.
A reconciliation of changes in fair value of financial assets and liabilities classified in Level 3 is provided below:

Contingent Consideration Payments ($ millions)

December 31, 2013	60
Accretion (note 10)	1
Upside interest payment	(32)
Increase on revaluation(1)	11
December 31, 2014	40
Expected to be incurred within 1 year	40
(1) Revaluation of the contingent consideration liability is recorded in other – net in the condensed consolidated statements of income.
Risk Management
The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates. In certain instances, the Company uses derivative instruments to manage the Company’s exposure to these risks. Derivative instruments are recorded at fair value in accounts receivable, other assets and accounts payable and accrued liabilities in the condensed consolidated balance sheets. The Company has crude oil and natural gas inventory held in storage related to commodity price risk management contracts that is recognized at fair value. The Company employs risk management strategies and policies to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels.
Net Investment Hedge
At December 31, 2014, the Company had designated U.S. $2.9 billion denominated debt as a hedge of the Company’s net investment in its U.S. refining operations (December 31, 2013 – U.S. $3.2 billion). Of this amount, U.S. $500 million was designated in the third quarter of 2014. For the three months and year ended December 31, 2014, the Company incurred unrealized losses of $100 million and $260 million (three months and year ended December 31, 2013 – unrealized loss of $97 million and loss of $180 million), respectively, arising from the translation of the debt, net of tax of $16 million and $39 million (three months and year ended December 31, 2013 – net of tax of $15 million and $27 million), respectively, which were recorded in hedge of net investment within other comprehensive income.
Interest Rate Swaps
At December 31, 2014, the balance in long-term debt related to deferred gains resulting from unwound interest rate swaps that were previously designated as a fair value hedge was $26 million (December 31, 2013 – $50 million). The amortization of the accrued gain upon terminating the interest rate swaps resulted in offsets to finance expenses of $6 million and $24 million for the three months and year ended December 31, 2014 (three months and year ended December 31, 2013 – $6 million and $22 million), respectively.
During the first quarter of 2014, the Company discontinued its cash flow hedge with respect to the forward starting interest rate swaps. These forward interest rate swaps were settled and derecognized. Accordingly, the accrued gain in other reserves – hedging, within the condensed consolidated statement of changes in shareholders' equity, is being amortized into net earnings over the remaining life of the underlying long-term debt to which the hedging relationship was originally designated. The amortization period is ten years.
At December 31, 2014, the balance in other reserves related to the accrued gain from unwound forward starting interest rate swaps designated as a cash flow hedge was $23 million (December 31, 2013 – $37 million), net of tax of $8 million (December 31, 2013 – net of tax of $13 million). The amortization of the accrued gain upon settling the interest rate swaps resulted in an addition to finance income of $1 million and $3 million for the three months and year ended December 31, 2014 (three months and year ended December 31, 2013 – nil), respectively.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 19

The gains (losses) recognized on other risk management positions for the three months and year ended December 31, 2014 are set out below:

	Three months ended December 31, 2014
Gross Earnings Impact ($ millions)	Marketing and Other	Purchases of Crude Oil and Products	Other – Net	Net Foreign Exchange
Commodity price
Natural gas	(6)	—	—	—
Crude oil	5	—	—	—
	(1)	—	—	—
Foreign currency
Foreign currency forwards(1)	—	—	2	(7)
	(1)	—	2	(7)

(1) Unrealized gains or losses from short-dated foreign currency forwards are included in other – net, while realized gains or losses are included in net foreign exchange gains (losses).

	Year ended December 31, 2014
Gross Earnings Impact ($ millions)	Marketing and Other	Purchases of Crude Oil and Products	Other – Net	Net Foreign Exchange
Commodity price
Natural gas	(37)	—	—	—
Crude oil	(37)	—	—	—
	(74)	—	—	—
Foreign currency
Foreign currency forwards(1)	—	—	(1)	(47)
	(74)	—	(1)	(47)
(1) Unrealized gains or losses from short-dated foreign currency forwards are included in other – net, while realized gains or losses are included in net foreign exchange gains (losses).
Note 14Related Party Transactions
On May 11, 2009, the Company issued U.S. $251 million aggregate principal amount of 5-year 5.90% senior notes to certain management, shareholders, affiliates and directors.  Subsequent to this offering, U.S. $122 million of the 5.90% notes issued to related parties were sold to third parties.  On June 15, 2014, the Company repaid the maturing 5.90% notes.  As a result, U.S. $133 million was repaid to related parties, including interest of U.S. $4 million.  These transactions were measured at fair market value at the date of the transaction and have been carried out on the same terms as applied to unrelated parties.
Note 15Subsequent Event
Subsequent to December 31, 2014, the Company amended the terms of repayment of the Company's contribution payable with BP-Husky Refining LLC. In accordance with the amendment, U.S. $1 billion of the net contribution payable was paid on February 2, 2015. As a result of prepayment, the accretion rate has been reduced from 6 percent to 2.5 percent for the future term of the agreement. The remaining amount of approximately U.S. $300 million will be paid by way of funding all capital contributions of the BP- Husky Refining LLC joint operation with full payment required on or before December 31, 2017.

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